Exhibit 99.1

KIDOZ Inc.

Pacific Centre,

Suite 1500, 701 West Georgia Street

Vancouver BC V7Y 1C6

Canada

Ph: +1 888-374-2163

Fax: +1 604-694-0301

Kidoz Inc. Commences Trading on the OTCQB Market in the United States under the symbol KDOZF

Vancouver, B.C. Canada, June 11, 2025 – Kidoz Inc. (TSXV:KDOZ, OTCQB:KDOZF) (“Kidoz” or the “Company”), mobile AdTech developer and owner of the market-leading Kidoz Contextual Ad Network (www.kidoz.net), the Kidoz Publisher SDK and Kidoz Privacy Shield, is pleased to announce that it has qualified for trading on the OTCQB Venture Market in the United States under the symbol “KDOZF”

The OTCQB Venture Market is operated by the OTC Markets Group Inc. and the Kidoz’s common shares commenced trading Monday June 9, 2025, on the OTCQB under the symbol “KDOZF”. The Company’s common shares will continue to trade on the TSX Venture Exchange (the “TSXV”) under the symbol “KDOZ”.

“Listing our shares on the OTCQB, a recognized United States securities trading platform, enhances Kidoz’s visibility and provides greater liquidity by making it easier for United States investors to access our common stock,” said Jason Williams, CEO of Kidoz. “As we continue to grow our presence within the U.S. investment community, this listing comes at a strategic time. We expect rising interest from investors seeking to align with an innovative and growth-oriented technology company like Kidoz.”

United States investors will now be able to find current financial disclosure and Real-Time Level 2 quotes for the Company on www.otcmarkets.com. The Company’s primary listing remains in Canada on the TSX Venture exchange and the coordinated simultaneous trading of its shares on the OTCQB. This will provide greater visibility and transparency of the Company’s share price in the United States and we expect liquidity to be enhanced.

For full details of the Company’s operations, please refer to the Securities and Exchange Commission website at www.sec.gov or the Kidoz Inc. corporate website at https://investor.kidoz.net or on the https://www.sedarplus.com website.

About Kidoz Inc.

Kidoz Inc. (TSXV:KDOZ) (OTCQB:KDOZF) (www.kidoz.net) (previously TSXV:KIDZ) is a global AdTech software company and the developer of the Kidoz Safe Ad Network, delivering privacy-first, high-performance mobile advertising for children, teens, and families, whose mission is to keep children safe in the complex digital advertising ecosystem. Through its proprietary Kidoz SDK, Privacy Shield, and advanced contextual targeting tools, Kidoz enables safe, compliant ad experiences that adhere to COPPA, GDPR-K, and global standards, without using location or personally identifiable information data tracking commonly used in digital advertising.

The Kidoz platform helps app developers monetize their apps with safe and relevant ads, while uniting brands and families in a compliant mobile ecosystem. Google-certified and Apple-approved, the Kidoz network reaches hundreds of millions of users monthly, and is trusted by leading brands including Mattel, LEGO, Disney, and Kraft. Kidoz offers both managed and programmatic media solutions, including SSP, DSP, and Ad Exchange capabilities and provides a platform for mobile app publishers to monetize their active users through display, rich media, and video ads. Trusted by top brands and developers, Kidoz runs campaigns in over 60 countries and generates the majority of its revenue from AdTech advertising.

The Company also operates Prado, its wholly owned over-13 division. For brands, Prado enables scaled access with high quality inventory and audience engagement across teens, families, and general audiences.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future success of the company. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission. Specifically, readers should read the Company’s Annual Report on Form 20-F, filed with the SEC and the Annual Financial Statements and Management Discussion & Analysis filed on SEDAR on April 24, 2025, and the prospectus filed under Rule 424(b) of the Securities Act on March 9, 2005 and the SB2 filed July 17, 2007, and the TSX Venture Exchange Listing Application for Common Shares filed on June 29, 2015 on SEDAR, for a more thorough discussion of the Company’s financial position and results of operations, together with a detailed discussion of the risk factors involved in an investment in Kidoz Inc.

For more information contact:

Henry Bromley

CFO

ir@kidoz.net

(888) 374-2163

Neither the TSX Venture Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.